Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Allied Gold Ltd

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Funds (3)
M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 14 May 2007

The previous notice was given to the company on: 21 July 2006

The previous notice was dated: 20 July 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	38,175,026	14.03%	50,613,958	16.00%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	Nortrust Noms Ltd A/C MKK01	Nortrust Noms Ltd A/C MKK01	Power to exercise or control the exercise of, a right to vote attached to the securities	46,895,025
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	PRUCLT HSBC GIS NOM(UK) PPL AC	PRUCLT HSBC GIS NOM(UK) PPL AC	Power to dispose of, or control the exercise of a power to dispose of, the securities	3,718,933

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
M&G Investment Funds (3)	An Open Ended Investment Company (Separate Legal Entity, not within the Prudential plc group of companies), the assets are managed by M&G Investment Management Limited, which is a wholely owned subsidiary of Prudential Plc, as are M&G Limited and M&G Group Limited and as such these companies are included within this notice. Since the previous notice there has been no change in overall ownership structure of the assets.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (3)	Laurence Pountney Hill, London EC4R 0HH, England
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name **Emma Thompson** capacity **Notifiables Administrator**

sign here **Emma Thompson** date **16 May 2007**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions 20 July 2006 to 14 May 2007

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc (PRUCLT HSBC GIS NOM(UK) PPL AC)	19-APR-07	533,556		3,120,000
	08-MAY-07	3,341		20,000
	08-MAY-07	31,304		189,000
	09-MAY-07	10,314		62,500
	11-MAY-07	120,240		300,000
	14-MAY-07	10,932		27,433
M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Nortrust Noms Ltd A/C MKK01) - REC	20-JUL-06	28,157		72,092
	21-JUL-06	31,095		81,907
	27-SEP-06	164,549		966,000
	24-JAN-07	14,028		40,000
	25-JAN-07	14,164		40,000
	29-JAN-07	24,549		70,000
	30-JAN-07	22,542		65,607
	31-JAN-07	4,284		12,393
	02-FEB-07	11,828		32,972
	05-FEB-07	17,089		48,042
	06-FEB-07	38,210		105,986
	07-FEB-07	46,242		130,000
	08-FEB-07	29,098		80,000
	12-FEB-07	69,867		192,000
	13-FEB-07	31,334		88,000
	14-FEB-07	27,281		79,115
	15-FEB-07	27,178		80,885
	16-FEB-07	15,269		45,000
	20-FEB-07	16,243		47,630
	22-FEB-07	18,251		52,850
	23-FEB-07	14,767		43,113
	26-FEB-07	19,365		56,887
	27-FEB-07	59,806		172,483
	28-FEB-07	5,554		17,037
	27-MAR-07	1,280,000		4,000,000
	30-MAR-07	12,837		37,065
	02-APR-07	18,490		52,935
	03-APR-07	4,494		13,000
	11-APR-07	72,346		184,000
	12-APR-07	130,813		313,000
	13-APR-07	181,602		460,000
	16-APR-07	126,353		319,000
	17-APR-07	196,225		481,400
	20-APR-07	24,030		60,000
	23-APR-07	8,052		19,600
	24-APR-07	20,541		50,000
	30-APR-07	8,216		20,000
	01-MAY-07	28,568		70,000
	02-MAY-07	7,916		20,000